Filed by dMY Technology Group, Inc. IV pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: dMY Technology Group, Inc. IV

Commission File No.: 333-258431

Date: December 2, 2021

This filing relates to the proposed merger involving dMY Technology Group, Inc. IV (“dMY IV”) with Planet Labs Inc. (“Planet”), pursuant to the terms of that certain Merger Agreement, dated as of July 7, 2021.

On November 24, 2021, Niccolo de Masi, Director and Chief Executive Officer of dMY IV, and Will Marshall, Co-Founder and Chief Executive Officer of Planet, discussed the proposed business combination with dMY IV and the business of Planet on the Drill Down podcast. A copy of the transcript of the podcast is set forth below.

Podcast: Know Who Drives Return

Cory Johnson

All right, well, coming up, we’re gonna talk to a company that’s got something a little more positive for our Thanksgiving feast here— a company that’s coming to the public market sure— soon through a SPAC with our friend dMY Technologies— Niccolo de Masi.

And it-- a company that I’ve-- actually followed for a long time as a private company, Planet— formerly known as Planet Labs. CEO Will Marshall— is gonna join us. And it is a super cool company, way ahead in the space race, and, as I mentioned— about to be listed in a public SPAC. We’re gonna talk to the CEO and Niccolo de Masi as well right after this.

Cory Johnson

All right. Welcome to The Drill Down podcast. We are joined right now by Will Marshall, who is the CEO of a company that Niccolo de Masi, our old friend and frequent guest, is-- and (importantly) investor in the Business Podcast Network— is joining us-- and bringing to the public markets. Niccolo, tell me what it is about this company— that seemed like the right idea at the right time.

Niccolo de Masi—dMY Technology

I’ve actually been pursuing— Planet, Cory, since our first SPAC. This is our fourth and I like to say that we get better at it every— every transaction. Planet is a truly remarkable business. We think it’s important for humanity and the Fortune 500 alike.

Believe it or not, Cory, it’s-- it-- it’s a business that has the largest competitive lead we’ve ever seen. So you’re probably used to software businesses having kind of a one-year coding advantage. In Planet’s-- and it’s usually fatal, by the way, for everybody else in the space.

In Planet’s case, they’ve got-- we-- we estimate a five to seven-year lead over anybody else trying to build up a constellation of the 200 satellites they have today. It is a truly commanding position, very high barriers to entry— and most importantly, you know, whilst this business kinda looks like— I-- I— I like to call it “Apple in the sky,” it’s a data company at its core.

So they use their hardware platform and their software expertise to deliver data much like a Bloomberg terminal or-- or kinda like Google does— for more— more— more— more terrestrial activities. But Planet is effectively indexing the entire Earth every day and making it searchable.

They’re serious about software. So they build their own hardware. They’re a vertically-integrated business. So Will and team pioneered Agile Aerospace and they’re able to actually do everything from build their own satellites— to think about them, design them in house— all from San Francisco.

We love the high return on invested capital this company has demonstrated in the past 11 years. And they’re gonna have— a tremendous amount of capital after this transaction closes— on December 3rd-- 4th, 5th, 6th with which to-- to invest in high-ROI activities like growing their sales team, growing their software business.

Last thing I’ll say, Cory, is strong backers— CPBIB, BlackRock, Koch, Marc Benioff— think it’s his per-- largest person investment. This is a business that we think is gonna be the most valuable in the entire space category because all the value we think is gonna be in the data.

And Will Marshall, who’s a fellow physicist, of course, is part of the sustainability revolution. We expect that their data is gonna be almost the standard requirement for everybody globally, including governments, looking to track climate change emissions— and how they’re doing against the goals. They’ve just agreed— in Scotland a few days ago.

Cory Johnson

Yeah. Will, I was-- I think we’ve-- first, I was tryin’ to remember, like, when we started this— this little chat here, you know, our first encounter. And it-- w-- it-- w-- in Planet— it was kind of really early days at Planet— as I recall.

And it was-- I-- I was looking at it sort of as—a not necessarily a project but as-- as— the p-- initial, principal business use case was examining what was happening on indi— on crops and in individual farms and really understanding— from space what was happening and what had happened over time in certain plots of land down to kind of small levels. Is that— is that a fair way to look at the business?

Will Marshall—Planet

Yeah. I mean, so-- th— a quick snapshot of Planet is that we have 200 satellites that image the entire Earth every day. And, yes-- agriculture’s one of the biggest applications of that. Twenty-five percent the landmass of the Earth is agriculture land. And we can help— in ev— we can tell crop type and crop yield in every three-by-three-meter box that enables the farmers to then decide where to add fertilizer, when to add water, when to harvest. It’s got precision agriculture or digital agriculture. And it helps—

Cory Johnson

Right.

Will Marshall—Planet

—improve crop yields by 20 or 40%. And we can do-- so we mainly work with the big ag companies that provide that intelligence to-- to— farmers. But that’s only one of, you know— dozens of applications of the satellite data. But it is our biggest market.

Cory Johnson

Well, and-- and— I don’t want to-- I don’t want to 100% get to the larger— all the things the company can do. But I think we’re gonna be focused on those individual use cases, start to make sense by takin’ pictures from—

Will Marshall—Planet

Sure.

Cory Johnson

—space— has some functionality. And there’s change involved in this. So-- I have a cousin who’s about my age. He’s the third generation to farm the same plot of land in Iowa. The farm has gotten a lot bigger. They’ve acquired a l-- a lot of land around them over the-- over the decades.

But there are spots— you know, it’s-- it’s— it’s one of those rare spots in-- in-- in Iowa where there’s actually a hill. And there’s (LAUGHTER) actually— it’s not completely flat everywhere. And so there are different parts of that plot of land that have different— uses of water.

But I suspect— if my conservative cousin will admit to climate change (and he would know about it better than any of us)— that— that what that piece of land that we should know in our family for the last, call it, 80 years probably isn’t as knowable anymore because climate change is really changing what is available in terms of the water, the natural irrigation (and even artificial irrigation) that has governed that land for-- generations.

Will Marshall—Planet

Yeah. I mean, look— soil health has been— been depleted. We are seeing climatic events. It is caused by humans. There’s (LAUGH) none— there’s no discussion ab-- about that anymore. And satellite data is what you need to-- to respond because— it enables you to have that intelligence to sm— more smartly use your resources and adapt to climatic events.

Cory Johnson

So what are the other business use cases— so th— with— of the 200 satellites?

Will Marshall—Planet

Yeah. So-- the-- the— the— a few-- just— off the top-- civil government. They use it for things like disaster response (so floods, fires) and recently helping the government in Germany— respond to the unprecedented floods there both for the first responders and to help them to-- assess tha— risk— and-- for the future— for future floods and damage.

And we-- we recently are working with the State of California with the-- with the fires— and the big wildfires here, helping them, again, with first responders and work to just try and prevent future megafires— like clearing, and fire lanes, and thing— this sort of thing. We also work with state—

Cory Johnson

Wait. What was--

Will Marshall—Planet

--and loc— local— yeah? Go ahead.

Cory Johnson

Let’s drill— l-- let’s drill down to that— that— the fire example. What— what is-- tell me more about how that works.

Will Marshall—Planet

Yeah. So-- we-- image the whole planet every day. And we can see any fire. The Pacific— where is the fire front? Where is the smoke blowing? Which— when’s it gonna approach which hill? And then that— that then helps the f-- fire fighters literally determine, “Where should they put people to put it out?”

So that’s the sort of real-time piece. And then there’s a second piece, which is w-- ‘cause we can tell vegetation mass because of our spectral bands, we can actually tell, “Where is the wood and fodder?” We mapped every tree in California. And we can tell, “Where’s the fodder for future megafires,” and then help their precision interventions to help— prevent megafires in the future.

Cory Johnson

That’s-- it’s fascinating stuff. W-- how much has it changed— you know, since we first talked, my goodness, it’s at least five—

Will Marshall—Planet

Five years or something.

Cory Johnson

--if not--

Will Marshall—Planet

Uh-huh (AFFIRM).

Cory Johnson

—seven years ago? Presumably, there’s technologies available to you that weren’t available five or seven years ago.

Will Marshall—Planet

Well, so-- so, firstly, we completed our-- m-- goal of imaging the whole world every day. We got to that about a year or two after we spoke. So that involved launching all these— the rest of the satellites to complete the system. And we’ve now collected 1,500 images for every point on the Earth’s landmass.

So it’s-- a deep stack of imagery from which to train algorithms, which is what, I’d say, is the main answer to your question. The huge evolution over the last few years has been on the AI-- especially in computer vision, which is the subfield of AI that’s all dealing with extracting information out of imagery. And so I-- you know, just like— the-- the computer vision developed by Google, and Apple, and Facebook, and others for extracting videos— f— you have your cats and dogs out of--

Cory Johnson

Right, right.

Will Marshall—Planet

—pictures and videos— we can extract— features from our imagery. This is a road. This is a plane. This is a train. This is a ship. This is a house. And then we can do that on an automated basis. So-- we can detect all those objects around the planet every day and help people make smarter decisions without having to look at all of the images.

Cory Johnson

It’s-- I mean, that’s-- that’s— the magic, right, with all of the data you capture? It’s really charming. Well, for-- just imaging the Earth, I’m gonna use the example that we used when we first talked seven or eight years ago. So when— longer ago than that (let’s call it 15 years ago), I had actually rented out some satellite time or some satellite imagery.

I was short— it was when I was a hedge fund manager and I was short this company that claimed to be drilling an oil well to a certain depth. And I had satellites going overhead to figure out if they were actually using as much casing— to case the well that— to suggest that they actually were going deeper than they had gone in the past or if they were just lying in press releases to get the stock price to go up late— go up more.

I think it was the latter. And they— the satellite imagery— sort of proved that. But there weren’t a lot of satellites going over this— this third-world country in, you know— where they claimed to be drilling this well. The advantage of the stock promotion was that no one was there to check the actual truth. And, indeed, there weren’t a lot of satellites going over there. I guess the world— or space is-- no longer looks like what it did in 2000, you know, ‘7, 2008 when I was short that stock.

Will Marshall—Planet

No. It sure doesn’t. There’s-- been a lot of developments in space since then. We’ve seen rockets— come down in cost, especially with SpaceX. But-- and that’s-- that’s caused about a 4x reduction in the cost of launch. But even more dramatically, the capabilities in a satellite have gone up about a thousandfold for a given cost. The cost performance of satellites has increased a thousandfold in the last five to ten years, which is dramatic, right? This is like an industry going—

Cory Johnson

Why?

Will Marshall—Planet

It’s like the mai— it’s--

Cory Johnson

Why?

Will Marshall—Planet

—like the mainframe to desktop revolution in computing. Well, it’s exactly because of the underlying developments in Moore’s law. What is happening is-- the miniaturization of electronics—

Cory Johnson

But Moore’s (SIC) n-- the Moore’s law hasn’t increased— but Moore’s law hasn’t increased 1,000% in the last five to ten years.

Will Marshall—Planet

Well, it’s gettin’ there. It’s g-- it goes up a lot. There’s-- it’s a combination of two things. So it’s firstly that— tha— and that’s the dominant thing. And that en— is what enables us to get the-- our satellites to produce better and better data sets. So just last year, we incru— proved the amount of data collection from our satellites 5x over the previous year by adding—

Cory Johnson

Wow.

Will Marshall—Planet

—more spectral bands, increasing the radio speeds, increasing the camera size. We went from a 29-megapixels camera to a 47-mega cam-- camera, et cetera, et cetera. But you’re right that there was-- a step— jump there that happened because of a different factor, which is that— the space industry have been taken a very risk-averse approach and they’ve been designing satellites— over a decade, launching them, co-- they cost $1 billion and everything had to work right. And they— then they would last 20 years.

Well, that’s because the space industry took this very l-- low-risk approach of saying, “It’s got to work nine— you know, we’re spending $1 billion so we’d better make it work.” We’ve taken a very different risk approach— which is we put up a lot of satellites and if one fails, it’s not the end of the world.

We just swap it out like you would with a server farm. And that enables us to take the latest technology— see-- when I was at NASA and even in the other Earth imaging companies, they use antiquated— technology. And the reason is that if you take a risk approach that it’s got to work, the only things you put on the satellite are the things that you’ve already tested in space that work. Well, then, that means that you just (LAUGH) keep on using (LAUGH) the old technology.

Cory Johnson

Right.

Will Marshall—Planet

Literally the last Mars probe that NASA sent, which has-- which cost $2.5 billion, the best camera it has is a two-me-- megapixel camera, which is, like, ‘90s style (LAUGH) technology. And the best radio— highest processor speed is like— is like— a 30-megahertz processor. You can’t even find a 30-megahertz processor (LAUGH) these days. They have to keep special lines open—

Cory Johnson

Right, right.

Will Marshall—Planet

—still producing chips that d-- no one else is even interested in. So you can take a risk approach of saying, “We’ve got to have it exactly work every time with 99% probability of success.” Or you can say, “Well, I don’t mind a few failures. I don’t mind if it’s five or 10% probability of failure. I prefer to have the better technology.” So we treat space like Moore’s law.

Cory Johnson

Right.

Will Marshall—Planet

And just like you don’t want a three-year-old satell— phone in your back pocket, you don’t want a three-year-old satellite in space. They’re obsolete. So we’re constantly iterating to have the best systems in orbit. And that has re-- enabled us to do this 1,000x improvement in cost performance of satellites.

Cory Johnson

Niccolo, let me ask you about when we look at the-- kind of-- ‘cause I know when you’ve done these SPACs and your SPACs have been so successful and-- and— you know, I-- they’ve b-- they’ve performed well in the market, I should say-- remove any sort of judgment— my own judgment from that.

But the SPACs have done so well— I think because the businesses underlying have done well. And-- that means you’ve done the work to figure out where the most value is in the sectors that they are in. So therefore, let me ask you know, “Where is the most value— in the business of space?”

Niccolo de Masi—dMY Technology

Yeah. We believe firmly it’s-- it’s in the data, Cory. We don’t think there’s value in tourism long term. We think getting a hitchhiker’s guide to getting things into orbat— orbit, if you will, is getting commoditized. And-- and to this extent, we believe that Will is in a quasi-monopolistic position.

He has such a commanding lead if you look at the total number of satellites, the total amount of data he’s got, the total size of his data repository over the past, you know, five, six, seven, eight years he’s been collecting to train AI algorithms.

It’s really just night and day. And the tech markets, Cory, is-- you’re a student— you know, “success begets success.” Network effects are very, very strong. And we expect that the 800-pound gorilla that is Planet today will end up being the 900 or 1,000-pound gorilla in the coming years, particularly as this IPO raises their profile, enables them—

Cory Johnson

Right.

Niccolo de Masi—dMY Technology

--to become, effectively, a household name, improves the traction, you know, and retention of talent (already going well, by the way, ‘cause of the mission). And it gives them capital and-- currency to also grow inorganically, not just— organically. So I think Cory, you--

Cory Johnson

Well, now--

Niccolo de Masi—dMY Technology

--can hold me to this— I expect Planet will be one of if not the most valuable space business in the coming decade overall.

Cory Johnson

I w-- I w-- I w-- I wish you well. Prove to me-- that might be the case— so I g-- all right. I get these guys are good. I get these guys have got the data. I get these guys have been doing it for a while. But why is this the segment? Like, why isn’t space tourism a bigger business?

Why isn’t the management of other people’s satellites a bizer— bigger business? Why the hell? Why isn’t-- setting candles on fire and sendin’ this shit up to the moon (LAUGH) or near, or out further— not to the moon— to the sky, to low Earth or far (LAUGH) Earth orbit— why isn’t that a better business?

Will Marshall—Planet

I-- let me jump in. Sorry—

Niccolo de Masi—dMY Technology

Yeah. Will and I both—

(OVERTALK)

Niccolo de Masi—dMY Technology

—have opinions of this one--

Will Marshall—Planet

Sorry.

Niccolo de Masi—dMY Technology

--but Will— Will, you-- you go first ‘cause—

Cory Johnson

Will?

Will Marshall—Planet

Yeah. I mean, look—

Cory Johnson

Go ahead, Will.

Will Marshall—Planet

—fundamentally— space tourism is-- is exciting. I don’t think it’s a huge market. I th— I-- th— the-- the— the big markets of the planet are the-- to do with the Earth economy, okay? So the-- the biggest two transitions of the global economy— is the digital transformation of industries and the sustainable transformation of industries.

And Planet’s data is relevant to both. So digital transformation is where big data and AI allowing those— traditional industries to modernize, like in agriculture. That’s the example we just talked about. Tens of percent improvement in efficiency to a big trillion-dollar industry is a big deal.

Wh— and-- in-- in sustainability transformation, if we want to move to a sustainable economy, you’ve got to track natural capital. What we’ve got to do is basically put natural capital into the economic system. All the countries and all the companies that are making their sustainability targets, the very next step is measurement. They’ve got to find, “Where are they? Where are they going”—

Cory Johnson

Measurement.

Will Marshall—Planet

And that’s where satellite com-- data comes in. As-- like Bloomberg, who just gave a $25 million grant towards our next generation of satellite systems— said— always likes to say, “If you can’t measure it, you can’t manage it.” And so Planet’s data is fundamental to the transition to a sustainable economy.

Look. The-- I think the reduction in launch costs of 4x and the reduction in-- in-- inc— increasing cost capability of satellites by 1,000x are really exciting. But you know what’s more exciting than either of those two things? It’s the data. (LAUGH) The data is what’s powering—

Cory Johnson

Right.

Will Marshall—Planet

--the-- the— the global economy. The Economist quipped, “Data is the new oil.” And I think that is a really good, you know, analogy. Oil powers lots of industries, you know (car industries, transportation— maritime— various— manufacturing systems).

You have to refine it to a certain mea-- level to make it work but once you do, it enables lots of industries. The only difference with data is that A), it’s not dirty. It’s-- it’s clean. And-- and B)— it-- it— it— you can use it multiple times. You can only use a gallon of (LAUGH) petrol once. You can use-- a set of data multiple times.

Cory Johnson

Yeah.

Will Marshall—Planet

And then— so it’s a one-to-many—

Cory Johnson

Well, and it’s also—

Will Marshall—Planet

—business.

Cory Johnson

—about the-- and it’s about the usage of it and the understanding of it, right? I’ve always said—

Will Marshall—Planet

Yeah.

Cory Johnson

—like, you know, as much as I love the oil business, you know, you can only make so much mo— money in oil. There’s a lot more money to be made off oil, right? It’s the things that you do with it-- whether it’s--

Will Marshall—Planet

Uh-huh (AFFIRM).

Cory Johnson

--you know, plastics, or cars, or whatever, you know? Those are-- those are better businesses and bigger businesses.

Will Marshall—Planet

Yeah.

Cory Johnson

Niccolo— let me ask you, just from a financial engineering standpoint— well, not engineering but-- how did you get these guys to (LAUGH) sign up with you? I mean, this has been a hotly pursued company for a long time.

Niccolo de Masi—dMY Technology

Well, look. I mean— we are the number one best performing SPAC franchise in the world. Our c-- our investor base is strong. And my partner, Harry, and I have shown that we know how to, obviously, set up great companies to be successful public companies, particularly in the first few earnings calls and the first, you know, year or two. We’re--

Cory Johnson

Right.

Niccolo de Masi—dMY Technology

—where really sort of the-- the men are sorted from the boys, as they say. I like to think that— that— Will feels we’ve (LAUGH) added value in the-- in the SPAC IPO process and obviously in-- in the capital raise. And-- and hopefully we will continue— be able to do the same— you know, as-- as board members.

You’re right that, you know, Planet had every option under the sun: the high-quality team, high-quality asset, I mean, very, very unique asset— really, a market of one-- when it comes to whole-Earth daily scan or-- or twice-daily scan.

Fortunately, the SPAC process has some advantages if you’re a, you know, top three, top five sponsor— allows us to bring in some strategic capital, allows us to think carefully who we want to have as a shareholder base, allows us to-- you know, to-- to have a much more open IPO process, Cory.

There’s a lot of retail interest in Planet because, look, there’s 130,000 Twitter followers. Everyone cares about climate change. No one knows how to get involved in helping the planet. This is an IPO where, you know, you’re getting involved in helping the planet here— by becoming a shareholder. And we’ve seen the momentum in the stock— I think as both retail institutions have— have begun to-- to hear the story and hear about, you know, the tremendous future this company has in the next decade.

Cory Johnson

Well, it’s just amazing where we’ve gone in, you know, call it 20 years since— what was it called— Keyhole Earth Viewer CDs would show you some pictures from space. And n-- and, you know, now this is just amazing stuff with Planet. It’ll be interesting to see-- Will Marshall, what you and the people at Planet are able to do with all of this data.

And we’ll certainly watch the company— and the pa-- and the stock, for that matter, Niccolo de Masi— who found— the company, is bringing the company— public through a SPAC— thanks to dMY Technology and all of the dMY efforts, and Will Marshall, CEO of Planet— formerly Planet Labs, is that right?

Will Marshall—Planet

Yeah, well—

Cory Johnson

Or is it still Planet Labs?

Will Marshall—Planet

--so we go with Planet, absolutely. And it’s gonna be PL on the New York Stock Exchange, which we’re excited about. Right now, of course, it doesn’t-- the-- the dMY— it is DMYQ. But it’ll transition to that. No, I-- I think— like Niccolo said, it’s gonna be exciting.

We’ve got the space piece, which is exciting for people. But most importantly, we’re a data company that I think a lot of people will see the value of. And then the particular relevance to sustainability is huge. And the whole world is turning its attention to that.

And it’s not just a small matter. I just came back from the climate conference in Glasgow and all the commitments need our data, whether it’s ending deforestation, the emissions reductions, protecting the oceans. They all need our data. And-- we’re excited to help catalyze the transition to a sustainable economy.

Cory Johnson

Well, God knows we all need that to work. Niccolo de Masi, d-- of dMY and Will Marshall of Planet. Well, coming up next on The Drill Down, the Drill Down Bite, we’ve got one number that’s gonna tell you a whole lot about Planet when The Drill Down continues.

Cory Johnson

We’re back with the Drill Down Bite, that one number that tells us a whole lot. Isaac, here’s the number. The number of satellites already launched by Planet is super impressive. You know, we have so many of these companies that go public, particularly through SPACs, where they’re gonna make an electric car, or they’re gonna launch a rocket ship. They’re gonna, they’re gonna, they’re gonna. These guys have already done it. They have launched— and here’s that number— 462 satellites.

Isaac Webster

Wow.

Cory Johnson

Just super impressive that they’ve already got this business up and going, the-- the degree to which they cover the Earth, and that they can see so many things and-- and have 30-plus petabytes of-- of data on the Earth, all machine-learning analyzed so you can kind of pick out what you need and not have to source through it. I think that’s the real secret sauce. It’ll be interesting to see how they grow this business now that we’ll be able to see quarterly numbers on it.

I don’t care how the stock performs. Like, I-- these are very nice guys. I hope the very best for them, obviously. I’m totally biased ‘cause Niccolo de Masi has been both a friend and an investor in the Business Podcast Network. So I wish him well but I don’t really care how the stock performs. I’ll be really curious to watch how this business grows and we can see that more because it is a public company. That’s my answer-

Isaac Webster

Isn’t it comforting to just know that wherever you are in the world, look up and Planet’s watching you?

Cory Johnson

Someone’s watching you at all-- (LAUGHTER) w-- that’s exactly. (LAUGHTER)

Isaac Webster

Feeding the algorithm—

Cory Johnson

Get that roof over your head.

Isaac Webster

--the great algorithm in the sky.

Cory Johnson

What’s that— what’s that— Pharrell tune with— “I’m happy. Party like a room without a roof”?

Isaac Webster

Oh. (LAUGH) Yeah.

Cory Johnson

If-- if Planet’s comin’ over— ab-- aboard, you may-- you might want that roof after all, Pahrrell.

Isaac Webster

Planet’s invited to every party. They’re watching everything happen.

Important Information and Where to Find It

This communication may be deemed solicitation material in respect of the proposed Business Combination between dMY IV and Planet. The Business Combination will be submitted to the stockholders of dMY IV and Planet for their approval. In connection with the vote of dMY IV’s stockholders, dMY IV has filed a Registration Statement with SEC, which includes a proxy statement/prospectus and certain other related Documents. dMY IV has also commenced mailing the definitive proxy statement/prospectus and a proxy card to each stockholder of record as of October 19, 2021 entitled to vote at the special meeting relating to the Business Combination. dMY IV also will file other documents regarding the proposed transaction with the SEC. This communication does not contain all the information that should be considered concerning the proposed Business Combination and the other matters to be voted upon at the special meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. dMY IV’s stockholders and other interested parties are urged to read, the Registration Statement, which includes the preliminary proxy statement/prospectus, the amendments thereto, the definitive proxy statement and any other relevant documents that are filed or furnished or will be filed or will be furnished with the SEC carefully and in their entirety in connection with dMY IV’s solicitation of proxies for the special meeting, as these materials will contain important information about Planet and dMY IV and the proposed Business Combination and other related matters. Stockholders will also be able to obtain copies of these materials, without charge, once available, at the SEC’s website at http://www.sec.gov, at the Company’s website at https://www.dmytechnology.com or by written request to dMY Technology Group, Inc. IV at 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144

Participants in the Solicitation

dMY IV, dMY Sponsor IV, LLC, Planet and their respective directors and executive officers may be deemed participants in the solicitation of proxies from dMY IV’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in dMY IV is included in the Registration Statement, which includes the preliminary proxy statement/prospectus, the amendments thereto, the definitive proxy statement of dMY IV, for the Business Combination and is available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the definitive proxy statement/prospectus for the Business Combination when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed transaction between dMY IV and Planet, including statements regarding the anticipated timing of the Special Meeting, and the consummation of the Business Combination, the services offered by Planet and the markets in which it operates. dMY IV’s and Planet’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “would,” “believes,” “predicts,” “potential,” “strategy,” “opportunity,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, dMY IV’s and Planet’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside dMY IV’s and Planet’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the lack of a third party valuation in determining whether the proposed transaction is fair to the stockholders from a financial point of view; (3) the outcome of any legal proceedings that may be instituted against dMY IV and Planet following the announcement of the Merger Agreement and the transactions contemplated therein; (4) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of dMY IV or Planet, certain governmental or regulatory approvals, the satisfaction of the minimum trust account amount following redemption by dMY IV’s public stockholders, or satisfy other conditions to closing in the Merger Agreement; (5) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (6) the impact of COVID-19 on Planet’s business and/or the ability of the parties to complete the Business Combination; (7) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the New York Stock Exchange following the Business Combination; (8) the risk that the Business Combination disrupts current plans, operations, business relationships, performance and business generally as a result of the announcement and consummation of the Business Combination; (9) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers, and retain its management and key employees; (10) costs related to the Business Combination; (11) changes in applicable laws or regulations; (12) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (13) the possibility that Planet or dMY IV may be adversely affected by other economic, business, and/or competitive factors; and (14) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in dMY IV’s other filings with the SEC. dMY IV cautions that the foregoing list of factors is not exclusive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of dMY IV’s Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus discussed above and other documents filed by dMY IV from time to time with the SEC. These filings identify and address or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. dMY IV and Planet caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. dMY IV and Planet do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.